

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
Mr. Rob Krolik
Chief Financial Officer
Yelp Inc.
706 Mission Street
San Francisco, CA 94103

Re: Yelp Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 3, 2012
File No. 333-178030

Dear Mr. Krolik:

We have reviewed your registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and amending your registration statement as necessary. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the below comment, we may have additional comments.

Risk Factors, page 16

1. Please provide us with an analysis of whether FTC truth-in-advertising rules apply to reviews contributed by your employees. Specifically address circumstances in which employees review businesses that advertise, or that your sales team targets to advertise, on your platform. Describe any interaction between your sales force and employees who review businesses and explain whether employees receive guidance on businesses they are to review and the nature and content of their reviews. Discuss whether any related criteria are part of the ambassadors' performance work plan goals, and whether any increase in number of reviews, favorable grades of reviews, or ultimate purchases of

advertising from the companies reviewed by the ambassador has any effect on the ambassadors' work performance evaluation, compensation, bonus, or other consideration. If FTC truth-in-advertising rules apply to employee reviews, explain how designating employee status on an employee's profile page, a couple of clicks removed from the employee's review of a business, as opposed to on the actual review page, complies with the rules. Please also tell us the approximate percentage of submitted reviews that are contributed by employees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Rob Krolik
Yelp Inc.
February 9, 2012
Page 3

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        David G. Peinsipp, Esq.
        Cooley LLP